SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 2 )

Forlink Software Corporation, Inc.
(Name of the Issuer)

Forlink Software Corporation, Inc.
Yi He
Hongkeung Lam
(Names of Persons Filing Statement)

Common Stock, $0.001 par value
(Title of Class of Securities)

346331-200
(CUSIP Number of Class of Securities)

Yi He

Chief Executive Officer

Shenzhou Mansion 9F, ZhongGuanCun South Street, No. 31,

Haidian District, Beijing, China, 100081

(0086) 10 6811 8866
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Elizabeth Fei Chen, Esq.

Pryor Cashman LLP

7 Times Square

New York, NY 10036

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-1,000) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$193,879.14	$26.45

*For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $193,879.14 by the Issuer in lieu of fractional shares immediately following a 1-for-30,000 reverse stock split to holders of fewer than 30,000 shares of the Issuer’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $0.26 per pre-reverse split share and 745,689 pre-reverse split shares, the estimated aggregate number of shares held by such holders.

**Determined pursuant to Rule 0-11(b)(1), as amended, by multiplying the transaction value of $193,879.14 by $0.0001364.

☐ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26.45

Form or Registration No.: Schedule 13E-3; File No. 005-62303

Filing Party:

Forlink Software Corporation, Inc.

Yi He

Hongkeung Lam

Date Filed: May 24, 2013

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INTRODUCTION

This Amendment No. 2 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Forlink Software Corporation, Inc., a corporation incorporated under the laws of the State of Nevada (the “Company”), (b) Mr. Yi He, Chairman of the Board and Chief Executive Officer of the Company, and (c) Mr. Hongkeung Lam, a member of the Board of Directors of the Company and the Chief Financial Officer of the Company. The Schedule 13E-3 is being filed in connection with a proposed “going private” transaction, the primary purpose of which is to reduce the number of record holders of the Company’s common stock, par value $0.001 per share (the “Common Stock”), to fewer than 300, thereby allowing the Company to terminate the registration of the Common Stock, under Section 12(g) of the Exchange Act, and suspend its reporting obligations under the Exchange Act.

To accomplish this reduction in the number of record holders of the Common Stock, the Company will effect a reverse stock split of the Common Stock at a ratio of 30,000 to one (the “Reverse Split”). In the Reverse Split, each 30,000 shares of Common Stock outstanding as of the effective date of the Reverse Split will be converted into one whole share of Common Stock. In lieu of issuing any fractional shares to stockholders owning fewer than 30,000 pre-Reverse Split shares, the Company will make a cash payment equal to $0.26 per pre-Reverse Split share to such stockholders. Accordingly, stockholders owning fewer than 30,000 pre-Reverse Split shares, after the Reverse Split, will have no further interest in the Company, no longer be stockholders of the Company and will be entitled to receive only a cash payment equal to $0.26 multiplied by the number of pre-Reverse Split shares owned by them. The stockholders who will be cashed out as a result of the Reverse Split own, in the aggregate, is approximate 16% of the Common Stock outstanding immediately before the Reverse Split.

Following the Reverse Split, the Company will have fewer than 300 stockholders of record. As a result, the Company will be eligible to, and intends to, terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 13 of the Exchange Act, after which time the Company will no longer be subject to the reporting requirements under the Exchange Act.

After the completion of the Reverse Split, the Company will effect a one-to-30,000 forward stock split (the “Forward Stock Split”, and together with the Reverse Split, the “Reverse/Forward Stock Split”) for those stockholders who hold at least one whole post-Reverse Split share by converting all post-Reverse Split shares held by such stockholders (including fractional shares) to a number of shares of Common Stock equal to the number of such post-Reverse Split shares multiplied by 30,000.

Under Nevada law and the Articles of Incorporation of the Company, as amended (the “Articles of Incorporation”), the Board of Directors of the Company (the “Board”) may only amend the Articles of Incorporation to implement the Reverse Split and the Forward Stock Split with the approval of at least a majority of the stockholders. On May 23, 2013, stockholders holding approximately 53% of the issued and outstanding shares of Common Stock of the Company, approved these actions by written consent. In addition, stockholders who receive cash in lieu of fractional shares will be entitled to appraisal rights for the “fair value” of their fractional share under Nevada law.

Concurrently with the filing of this Schedule 13E-3, the Company is filing a definitive information statement (the “Information Statement”) pursuant to Regulation 14C under the Exchange Act. The Reverse Split and the Forward Stock Split will be conducted upon the terms and subject to the conditions set forth in the Company’s Information Statement. The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

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Item 1.  Summary Term Sheet

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split” and “Questions and Answers about the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 2.  Subject Company Information

(a)           Name and Address. The information set forth in the Information Statement under the caption “Special Factors – Filing Persons” is incorporated by reference.

(b)           Securities. The information set forth in the Information Statement under the caption “Company Information – Company Securities” is incorporated herein by reference.

(c)           Trading Market and Price. The information set forth in the Information Statement under the caption “Company Information – Company Securities” is incorporated herein by reference.

(d)           Dividends. The information set forth in the Information Statement under the caption “Company Information – Company Securities” is incorporated herein by reference.

(e)           Prior Public Offerings. Not applicable.

(f)           Prior Stock Purchases. Not applicable.

Item 3.  Identity and Background of Filing Person

(a)           Name and Address. The information set forth in the Information Statement under the caption “Special Factors – Filing Persons” and “Company Information – Executive Officers and Directors of the Company” is incorporated herein by reference.

(b)           Business and Background of Entities. The information set forth in the Information Statement under the captions “Special Factors – Filing Persons” and “Company Information – Executive Officers and Directors of the Company” is incorporated herein by reference.

(c)           Business and Background of Natural Persons. The information set forth in the Information Statement under the captions “Special Factors – Filing Persons” and “Company Information – Executive Officers and Directors of the Company” is incorporated herein by reference.

Item 4.  Terms of the Transaction

(a)           Material Terms. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Special Factors,” “Description of the Reverse/Forward Stock Split,” “Other Matters Related to the Transaction – Source and Amount of Funds” and “Other Matters Related to the Transaction – Dissenters’ Rights” is incorporated herein by reference.

(c)           Different Terms. Not applicable.

(d)           Appraisal Rights. The information set forth in the Information Statement under the caption “Other Matters Related to the Transaction – Dissenters’ Rights” is incorporated herein by reference.

(e)           Provisions for Unaffiliated Stockholders. None.

(f)           Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(a)           Transactions. The information set forth in the Information Statement under the caption “Certain Relationships and Related Party Transactions” is incorporated herein by reference.

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(b)           Significant Corporate Events. None.

(c)           Negotiations or Contacts. None.

(e)           Agreements Involving the Subject Company’s Securities. Not Applicable.

Item 6. Purpose of the Transaction and Plans or Proposals

(b)          Use of Securities Acquired. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/forward Stock Split - Effect of Transaction” and “Special Factors – Effect of the Reverse/Forward Stock Split on the Trading Market of our Common Stock” is incorporated herein by reference.

(c)           Plans.

(1)           None.

(2)           None.

(3)           Other than as described in this Schedule 13E-3 and the Information Statement, neither the Company nor its management has any current plans or proposals to change materially the Company’s dividend rate or policy, or indebtedness or capitalization.

(4)           None.

(5)           The information set forth in the Information Statement under the caption “Other Matters Related to the Transaction – Conduct of Our Business After The Reverse Split” is incorporated herein by reference.

(6), (7) and (8)   The information set forth in the Information Statement under the captions “Special Factors - Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors – Effect of the Reverse/Forward Stock Split,” “Special Factors – Effect of the Reverse/Forward Stock Split on the Trading Market of our Common Stock” and “Other Matters Related to the Transaction – Conduct of Our Business After the Transaction” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)           Purposes. The information set forth in the Information Statement under the caption “Special Factors – Reasons for and Purposes of the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)           Alternatives. The information set forth in the Information Statement under the caption “Special Factors – Strategic Alternatives Considered” is incorporated herein by reference.

(c)           Reasons. The information set forth in the Information Statement under the caption “Special Factors – Reasons for and Purposes of the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)           Effects. The information set forth in the Information Statement under the captions “Special Factors – Effects of the Reverse/Forward Stock Split,” “Special Factors – Potential Disadvantages of the Reverse/Forward Stock Split,” “Special Factors – Effect of the Reverse/Forward Stock Split on Holders of Derivative Securities,” “Special Factors – Financial Effect of the Reverse/Forward Stock Split” and “Special Factors – Federal Income Tax Consequences” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)           Fairness. The information set forth in the Information Statement under the captions “Special Factors – Fairness of the Reverse/Forward Stock Split”, “Special Factors – Factors Considered to Determine Fairness” and “Special Factors – Factors Determination of Mr. Yi He and Mr. Hongkeung Lam” is incorporated herein by reference.

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(b)           Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions “Special Factors – Fairness of the Reverse/Forward Stock Split”, and “Special Factors – Factors Considered to Determine Fairness” is incorporated herein by reference.

(c)           Approval of Security Holders. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split” and “Special Factors – Vote Required” is incorporated herein by reference.

(d)           Unaffiliated Representative. The information set forth in the Information Statement under the caption “Special Factors – Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

(e)           Approval of Directors. The information set forth in the Information Statement under the caption “Special Factors – Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

(f)           Other Offers. Not applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

(a)           Report, Opinion or Appraisal: The information set forth in the Information Statement under the captions “Special Factors ─ Third Party Valuation Report” and “Special Factors ─ Fairness of the Reverse/Forward Split” is incorporated herein by reference.

(b)           Preparer and Summary of the Report, Opinion or Appraisal: The information set forth in the Information Statement under the caption “Special Factors – Third Party Valuation Report” is incorporated herein by reference.

(c)           Availability of Documents: The information set forth in the Information Statement under the caption “Special Factors – Third Party Valuation Report” is incorporated herein by reference. The third party independent valuation report from Forefront Capital Services, LLC, the Company’s financial advisor is attached as Appendix B to the Information Statement. The Company will also make the valuation report available for inspection and copying at the Company’s principal executive offices during its regular business hours by any interested stockholder of the Company or representative who has been so designated in writing.

Item 10.  Source and Amount of Funds or Other Consideration.

(a)           Source of Funds. The information set forth in the Information Statement under the caption “Other Matters Related to the Transactions – Source and Amount of Funds” is incorporated herein by reference.

(b)           Conditions. None.

(c)           Expenses. The information set forth in the Information Statement under the caption “Other Matters Related to the Transactions – Source and Amount of Funds” is incorporated herein by reference.

(d)           Borrowed Funds. Not Applicable.

Item 11. Interest in Securities of the Subject Company.

(a)           Security Ownership. The information set forth in the Information Statement under the captions “Company Information – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)           Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

(d)           Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers about the Reverse/Forward Stock Split,” “Special Factors – Background of the Reverse/Forward Stock Split,” “Special Factors – Vote Required,” and “Other Matters Related to the Transaction – Interests of Certain Persons” is incorporated herein by reference.

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(e)           Recommendations of Others. None.

Item 13.  Financial Statements

(a)           Financial Information. The audited consolidated financial statements of the Company for the year ended December 31, 2012 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012. The unaudited consolidated financial statements of the Company for the fiscal quarter ended March 31, 2013 are incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013.

The information set forth in the Information Statement under the caption “Financial and Other Information” is incorporated herein by reference.

(b)           Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)           Solicitation or Recommendations. Not applicable.

(b)           Employees and Corporate Assets. Not applicable.

Item 15. Additional Information

(b)           Other Material Information. The information set forth in the Information Statement, including all appendices thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(3)	Definitive Information Statement on Schedule 14C to be mailed to stockholders of Forlink Software Corporation, Inc. (the “Information Statement”) (filed with the SEC concurrently with this form and incorporated herein by reference)

(a)(5)(i)	Financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (incorporated by reference to such report filed with SEC on April 11, 2013).

(a)(5)(ii)	Financial statements and notes thereto included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 (incorporated by reference to such report filed with the SEC on May 20, 2013).

(b)	Not applicable.

(c)	The Valuation Report prepared by Forefront Capital Services, LLC, dated May 15,2013 (filed as Appendix B the Information Statement filed with the SEC concurrently with this form and incorporated herein by reference).

(d)	Not Applicable.

(f)	Chapter 92A of the Nevada Revised Statutes (filed as Appendix A to the Information Statement filed with the SEC concurrently with this form and incorporated herein by reference).

(g)	Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2013

Forlink Software Corporation, Inc.

By:	/s/ Yi He
Name: Yi He
Title: Chairman and Chief Executive Officer

/s/ Yi He
Yi He

/s/ Hongkeung Lam
Hongkeung Lam